UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Maui Land & Pineapple Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577345101

(CUSIP Number)

with a copy to:

Maui Land & Pineapple Company, Inc.	Stradling Yocca Carlson & Rauth
120 Kane Street, P.O. Box 187,	660 Newport Center Drive, Suite 1600
Kahului, Maui, Hawaii, 96733-6687	Newport Beach, CA 92660
(808) 877-3351	(949) 725-4000
Attn: David C. Cole	Attn: Christopher D. Ivey

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 577345101

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David C. Cole

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

416,666

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

255,841

10.	SHARED DISPOSITIVE POWER

160,825

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

416,666

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.35%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, without par value (the “Common Stock”), of Maui Land & Pineapple Company, Inc., a Hawaii corporation (the “Company”).  The address of the Company’s principal executive office is 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii, 96733-6687.

ITEM 2. Identity and Background.

(a)                                        This Schedule 13D is filed on behalf of David C. Cole, a natural person (the “Reporting Person”).

(b)                                       The Reporting Person’s principal business address is c/o Maui Land & Pineapple Company, Inc., 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii, 96733-6687

(c)                                        The Reporting Person is President, Chief Executive Officer and Chairman of the Board of Maui Land & Pineapple Company, Inc., and conducts his business at the Company’s principal executive office at 120 Kane Street, P.O. Box 187, Kahului, Maui, Hawaii, 96733-6687.

(d)                                       During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                        During the past five years, the Reporting Person has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to an Employment Agreement, effective as of October 6, 2003, between the Company and the Reporting Person, and each of the other agreements identified herein; and subsequent additional stock compensation grants.  The 416,666 shares of Common Stock of the Company beneficially owned by the Reporting Person includes:

(i)            100,000 shares of restricted Common Stock (39,175 shares of which have vested and the remaining 60,825 shares of which will vest in accordance with certain performance criteria) acquired pursuant to that certain Maui Land & Pineapple Company, Inc. Restricted Share Agreement for David Cole, by and between the Company and the Reporting Person, dated October 15, 2003;

(ii)           An option to purchase 200,000 shares of Common Stock, all of which, as of October 15, 2006, are fully vested, granted pursuant to that certain Maui Land & Pineapple Company, Inc. Stock Option Agreement for David Cole, by and between the Company and the Reporting Person, dated October 15, 2003, as amended by the Amendment to the Maui Land & Pineapple Company, Inc. Stock Option Agreement for David Cole, dated August 7, 2006 (the “2003 Option”). On February 27, 2007, the Reporting Person purchased 66,667 shares of Common Stock at $19.70 per share upon the partial exercise of the 2003 Option, leaving 133,333 shares of Common Stock that may be acquired upon the additional exercise(s) thereof;

(iii)          100,000 shares of restricted Common Stock (none of which have vested to date) issued pursuant to the Maui Land & Pineapple Company, Inc. Equity and Incentive Award Plan (the “2006 Plan”), as evidenced by that certain Award Grant Notice and Restricted Stock Award Agreement, by and between the Company and the Reporting Person, dated as of August 4, 2006.  The 100,000 shares of restricted stock will vest from time to time upon the satisfaction of certain performance criteria adopted by the Compensation Committee of the Board of Directors prior to the end of the first quarter of each fiscal year; and

(iv)          An option to purchase 200,000 shares of Common Stock, 16,666 shares of which vested on January 15, 2007, granted pursuant to the 2006 Plan and evidenced by that certain Stock Option Grant Notice and Stock Option Agreement, by and between the Company and the Reporting Person, dated as of August 4, 2006.

ITEM 4. Purpose of Transaction.

The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Reporting Person acquired his shares of restricted Common Stock and stock options as equity-based compensation and holds such securities for investment purposes.  The Reporting Person may, from time to time, acquire additional shares of Common Stock of the Company in open market transactions or through further compensatory grants by the Company of stock options or restricted stock pursuant to the 2006 Plan or similar plans of the Company.  Additionally, the Reporting Person may, from time to time, sell or otherwise dispose of the securities beneficially owned by him in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose and in compliance with the Company’s Insider Trading Policy.

Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

(a)                                      (i)           As of October 15, 2006, the first date on which the Reporting Person may have been deemed to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, the Reporting Person may be deemed to have beneficially owned an aggregate of 400,000 shares of Common Stock of the Company, held individually, which constituted 5.18% of the shares of Common Stock outstanding as of that date. The percentage set forth in this Item 5(a)(i) assumes that 7,526,250 shares of Common Stock were outstanding as of October 15, 2006, as reported by the Company.

(ii)          As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own an aggregate of 416,666 shares of Common Stock of the Company, held individually, which constitutes 5.35% of the shares of Common Stock outstanding.  The percentage set forth in this Item 5(a)(ii) assumes that 7,570,000 shares of Common Stock were outstanding as of February 27, 2007, as reported by the Company.

(b)                                     The Reporting Person may be deemed to have the sole power to vote the 416,666 shares of Common Stock discussed in Item 5(a) above.  The Reporting Person may deemed to have the sole power to dispose of 255,841 shares of Common Stock discussed in Item 5(a) above.  The Reporting Person may deemed to have shared dispositive power with the Company to dispose of the 160,825 shares of nonvested, restricted Common Stock discussed in Item 5(a) above because, unless otherwise permitted by the Board of Directors of the Company, none of such nonvested shares of Common Stock described in Item 5(a) shall be subject to sale or other disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such sale or other disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), except by will or by the laws of descent and distribution, or to a member of Reporting Person’s immediate family subject to the conditions contained in the restricted share agreements.  Any attempted sale or other disposition of such nonvested shares contrary to the foregoing restrictions on transfer shall be null and void and of no effect.

(c)                                      Other than as set forth in Item 3(ii) of this statement, which is hereby incorporated by reference in this Item 5, the Reporting Person has not effected any transaction relating to the Company’s Common Stock during the past 60 days.

(d)                                     To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s Common Stock.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in Item 3 of this statement, which is hereby incorporated by reference in this Item 6, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person, with respect to the securities of the Company.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

99.1

Employment Agreement effective as of October 6, 2003 by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.3(viii) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.2

Maui Land & Pineapple Company, Inc. Stock Option Agreement for David Cole, dated October 6, 2003 (Filed as Exhibit 10.3 (ix) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.3

Maui Land & Pineapple Company, Inc. Restricted Share Agreement for David Cole, dated October 6, 2003 (Filed as Exhibit 10.3(x) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.4

Amendment to Stock Option Agreement dated August 7, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

99.5

Award Grant Notice and Restricted Stock Award Agreement, dated as of August 4, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

99.6

Stock Option Grant Notice and Stock Option Agreement, dated as of August 4, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2007
Date

/S/ DAVID C. COLE
Signature

David C. Cole
Name

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1

Employment Agreement effective as of October 6, 2003 by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.3(viii) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.2

Maui Land & Pineapple Company, Inc. Stock Option Agreement for David Cole, dated October 6, 2003 (Filed as Exhibit 10.3 (ix) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.3

Maui Land & Pineapple Company, Inc. Restricted Share Agreement for David Cole, dated October 6, 2003 (Filed as Exhibit 10.3(x) to Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

99.4

Amendment to Stock Option Agreement dated August 7, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

99.5

Award Grant Notice and Restricted Stock Award Agreement, dated as of August 4, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).

99.6

Stock Option Grant Notice and Stock Option Agreement, dated as of August 4, 2006, by and between Maui Land & Pineapple Company, Inc. and David C. Cole (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference).